SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Financial Statements Embratel Participações S.A. June 30, 2005 and December 31, 2004 with Independent Auditors’ Report

EMBRATEL PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

June 30, 2005 and December 31, 2004

Contents

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Embratel Participações S.A.

We have audited the accompanying balance sheets of Embratel Participações S.A. and the consolidated balance sheets of Embratel Participações S.A. and subsidiaries as of June 30, 2005 and December 31, 2004, and the related statements of operations, shareholders' equity and changes in financial position for the six-month period ended June 30, 2005 and the year ended December 31, 2004. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with generally accepted auditing standards in Brazil, which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Embratel Participações S.A. and the consolidated financial position of Embratel Participações S.A. and subsidiaries at June 30, 2005 and December 31, 2004, and the results of operations, the changes in shareholders' equity and in the financial position for the six-month period ended June 30, 2005 and the year ended December 31, 2004, in accordance with the accounting practices adopted in Brazil.

Rio de Janeiro, October 21, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa	Fernando Alberto S. de Magalhães
Accountant CRC-1RJ 066.748/O – 3	Accountant CRC-1SP 133.169/O-0-S – RJ

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
June 30, 2005 and December 31, 2004
(In thousands of reais)

		Company		Consolidated

		June	December	June	December
ASSETS	Notes	30, 2005	31, 2004	30, 2005	31, 2004

CURRENT ASSETS		26,154	11,369	2,685,494	2,919,305

Cash and cash equivalents	14	17,075	3,970	670,609	832,028
Trade accounts receivable	15	-	-	1,438,081	1,486,896
Deferred and recoverable taxes	16	9,050	7,374	345,798	387,572
Inventories		-	-	41,290	48,383
Related party assets	27	-		1,782	788
Other current assets		29	25	187,934	163,638

NONCURRENT RECEIVABLES		12,516	12,516	1,538,756	1,553,084

Deferred and recoverable taxes	16	-	-	1,293,220	1,306,320
Deposits in court		12,516	12,516	212,332	209,477
Other noncurrent assets		-	-	33,204	37,287

PERMANENT ASSETS		6,624,477	4,664,166	6,729,701	6,666,645

Investments	17	6,624,477	4,664,166	661	1,594
Property, plant and equipment	18	-	-	6,644,616	6,572,605
Deferred assets	19	-	-	84,424	92,446

TOTAL ASSETS		6,663,147	4,688,051	10,953,951	11,139,034

		Company		Consolidated

		June	December	June	December
LIABILITIES	Notes	30, 2005	31, 2004	30, 2005	31, 2004

CURRENT LIABILITIES		163,178	98,996	2,759,272	4,500,608

Loans and financing	22	-	-	437,478	2,099,185
Accounts payable and accrued expenses	20	41	65	998,280	1,161,230
Taxes and contributions	21	208	16	407,380	491,031
Dividends		12,291	12,299	12,291	35,594
Personnel, charges and social benefits		-	-	78,857	73,781
Employees’ profit sharing		-	-	14,947	33,190
Provision for contingencies	24	-	-	666,638	477,264
Actuarial liability – Telos	25	-	-	65,893	68,342
Other current liabilities		150,638	86,616	77,508	60,991

NONCURRENT LIABILITIES		13,431	62,685	1,336,952	1,751,219

Loans and financing	22	-	-	914,812	1,330,621
Actuarial liability – Telos	25	-	-	372,432	370,764
Taxes and contributions	21	12,516	12,516	48,793	48,919
Related party liabilities	27	-	49,254	-	-
Sundry credits and other liabilities		915	915	915	915

DEFERRED INCOME		-	-	145,257	144,134

MINORITY INTEREST		-	-	225,924	216,703

SHAREHOLDERS’ EQUITY AND FUNDS FOR
CAPITAL INCREASE	26	6,486,538	4,526,370	6,486,545	4,526,370

SHAREHOLDERS’ EQUITY		6,486,538	4,526,370	6,486,538	4,526,370

Capital stock paid-in		4,096,713	2,273,913	4,096,713	2,273,913
Revenue reserves		2,268,675	2,268,675	2,268,675	2,268,675
Treasury shares		(14,013)	(16,218)	(14,013)	(16,218)
Retained earnings		135,163	-	135,163	-

Advances for future capital increase (“AFAC”)	26	-	-	7	-

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY AND FUNDS FOR CAPITAL
INCREASE		6,663,147	4,688,051	10,953,951	11,139,034

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
For the first half year ended June 30, 2005 and for the year ended December 31, 2004 (In thousands of reais, except net income (loss), per thousand outstanding shares)

		Company		Consolidated

		June	December	June	December
	Notes	30, 2005	31, 2004	30, 2005	31, 2004

GROSS OPERATING REVENUE
Telecommunications services and equipment sales		-	-	4,962,626	9,687,605
Gross revenue deductions		-	-	(1,207,161)	(2,354,737)

Net operating revenue	5	-	-	3,755,465	7,332,868
Cost of services and goods sold	6	-	-	(2,469,426)	(4,994,389)

GROSS PROFIT		-	-	1,286,039	2,338,479

OPERATING INCOME (EXPENSES)		128,839	(337,017)	(954,924)	(2,110,735)

Selling expenses	7	-	-	(464,162)	(900,126)
General and administrative expenses	8	(2,090)	(4,909)	(461,578)	(1,107,339)
Other operating income (expenses), net	9	10	(579)	(29,184)	(103,270)
Equity pick-up and provision for losses on
subsidiaries’ investments		130,919	(331,529)	-	-

OPERATING INCOME (LOSS) BEFORE
FINANCIAL INCOME (EXPENSE)		128,839	(337,017)	331,115	227,744
Financial income (expense)	10	9,964	654	(49,331)	(618,602)

OPERATING INCOME (LOSS)		138,803	(336,363)	281,784	(390,858)
Extraordinary non-operating income – ILL	11	-	-	-	106,802
Other non-operating income (expense), net	12	-	-	11,382	(43,345)

INCOME (LOSS) BEFORE TAXES AND
MINORITY INTEREST		138,803	(336,363)	293,166	(327,401)
Income tax and social contribution	13	(1,864)	(838)	(134,446)	25,376
Minority interest		-	-	(21,875)	(37,231)

NET INCOME (LOSS) FOR THE PERIOD		136,939	(337,201)	136,845	(339,256)

QUANTITY OF OUTSTANDING SHARES (IN
THOUSANDS)		757,066,547	332,964,465

NET INCOME (LOSS) PER THOUSAND
OUTSTANDING SHARES IN R$		0.18	(1.01)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the first half year ended June 30, 2005 and for the year ended December 31, 2004
(In thousands of reais)

	Company

		Revenue Reserves

			Unrealized	Reserve
	Capital stock	Legal	earnings	for	Treasury	Retained
	paid-in	reserve	reserve	investments	shares	earnings	Total

Balances as of December 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	-	4,874,802

Disposal (repurchase) of shares	-	-	-	-	2,915	(14,146)	(11,231)
Net loss for the year	-	-	-	-	-	(337,201)	(337,201)
Absorption of accumulated losses	-	-	-	(351,347)	-	351,347	-

Balances as of December 31, 2004	2,273,913	201,706	1,590,150	476,819	(16,218)	-	4,526,370

Capital increase in cash	1,822,800	-	-	-	-	-	1,822,800
Disposal of shares (Note 26.c)	-	-	-	-	2,205	(1,776)	429
Net income for the period	-	-	-	-	-	136,939	136,939

Balances as of June 30, 2005	4,096,713	201,706	1,590,150	476,819	(14,013)	135,163	6,486,538

			2,268,675

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the first half year ended June 30, 2005 and for the year ended December 31, 2004
(In thousands of reais)

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Source of funds
From operations:
Net income (loss) for the year	136,939	(337,201)	136,845	(339,256)
Expenses (income) not affecting working capital
Minority interests	-	-	21,875	37,231
Depreciation and amortization	-	-	537,916	1,145,660
Monetary and exchange variations and other charges on
noncurrent liabilities	561	655	(135,108)	(111,014)
Monetary and exchange variations and other revenues
from noncurrent assets	-	-	29	(2,059)
Exchange variation on investments	-	-	2	1,671
Realization of deferred income	-	-	(8,368)	(23,135)
Loss on the disposal of property, plant and equipment	-	-	7,310	108,952
Results from long term hedge contracts	-	-	43,318	70,013
Long term deferred income tax and social contribution	-	-	2,495	(118,300)
Provision for loss on investments	-	-	852	-
Deposits in court	-	-	(214)	(32,669)
Pension plan	-	-	4,373	86,795
Actuarial liabilities update – Medical Health Care Plan	-	-	17,716	26,207
Equity pick-up	(194,963)	199,401	-	-
Other operating income	-	-	(13,224)	(27,928)

	(57,463)	(137,145)	615,817	822,168
From shareholders:
Capital increase	1,822,800	-	1,822,800	-
Advances for future capital increase	-	-	7	-

From third parties:
Increase in noncurrent liabilities
Loans and financing	-	-	54,799	322,454
Related parties	-	48,599	-	-
Taxes and contributions	-	-	-	104
Transfer of noncurrent assets to current assets	-	-	33,710	366,959
Transfer of investments to current assets	-	-	-	37,313
Decrease in noncurrent assets	-	-	2,801	-
Disposal of property, plant and equipment	-	-	59	37,361
Increase in deferred income	-	-	2,938	31,911
Disposal of treasury shares	429	5,567	429	5,567
Other	-	-	93	2,053

Total sources of funds	1,765,766	(82,979)	2,533,453	1,625,890

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the first half year ended June 30, 2005 and for the year ended December 31, 2004
(In thousands of reais)

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Application of funds
Increase in noncurrent assets	-	-	24,494	120,680
Transfer from current to noncurrent liabilities	-	-	-	43,148
Additions to investments	312,483	-	-	807
Additions to property, plant and equipment	-	-	595,971	630,471
Additions to deferred assets	-	-	-	101,284
Dividends and interest payable on capital	-	-	-	37,540
subsidiary Star One	-	-	5,395	5,395
Repurchase of treasury shares	-	16,798	-	16,798
Transfer from noncurrent to current liabilities	49,815	-	400,068	2,412,433
Advances for future capital increase	1,452,865	-	-	-

Total applications of funds	1,815,163	16,798	1,025,928	3,368,556

Increase (decrease) in net working capital	(49,397)	(99,777)	1,507,525	(1,742,666)

Variations in net working capital:

Current assets:
At the beginning of the year	11,369	125,722	2,919,305	4.127.529
At the end of the year	26,154	11,369	2,685,494	2.919.305

	14,785	(114,353)	(233,811)	(1.208.224)

Current liabilities:
At the beginning of the year	98,996	113,572	4,500,608	3.966.166
At the end of the year	163,178	98,996	2,759,272	4.500.608

	64,182	(14,576)	(1,741,336)	534.442

Increase (decrease) in net working capital	(49,397)	(99,777)	1,507,525	(1.742.666)

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was approved based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in the Company at a public auction at the Rio de Janeiro Stock Exchange on July 29, 1998, to Startel Participações Ltda., a Brazilian subsidiary of WorldCom, Inc. (“MCI”).

On July 23, 2004, the operations subject to the contract executed by MCI and Teléfonos de México, S.A. de C.V. (“Telmex”) were concluded. The latter company was established and exists in accordance with the laws of Mexico. Telmex acquired through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC all of the interest, direct and indirect by MCI of the share capital of Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Company. The U.S. Bankruptcy Court Judge authorized this operation in the second half of 2004. Approval by Anatel – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Company on July 23, 2004.

On December 13, 2004, an auction was held on the São Paulo State Stock Exchange –BOVESPA, for the public offer for the acquisition of shares in the Company to relinquish control (“OPA”), conducted by Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC), which acquired 47,841,438 thousand shares of additional common stock, thereby increasing its stake in the Company to 90.25% of common stock (33.57% of total capital).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

On May 3, 2005, the Company concluded the shares offering process, increasing its capital to R$4,096,713, corresponding an emission of 157,658,651 thousand common shares and 266,248,325 thousand preferred shares, increasing the Telmex’s indirect interests in the Company from 90.25% to 95.14% .

On May 23, 2005, the Board of Directors authorized the management to take the necessary measures for developing economic-financial feasibility studies and analysis in order to assess the possibility of the eventual acquisitions by the Company of (i) all of the capital stock of Telmex do Brazil Ltda., and (ii) an equity stake equivalent to 37.11% of the capital stock of Net Serviços de Comunicação S.A., held by Telmex.

As a result of the potential acquisitions, Telmex should receive new common shares to be issued by the Company, as a consequence of the capital increase approved for absorbing the assets and liabilities of the merged companies.

The Company’s management believes that the acquisition is in compliance with its policy of developing alternatives for expanding its business lines, seeking not only to increment its share in the areas where it already has a consolidated presence, but also its expansion to other segments of the Telecommunications market in Brazil.

The Company holds 98.99% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), which primarily provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concessions authorized by the Federal Government, which will expire on December 31, 2005. The assured right of renewing this concessions for an additional 20-year term, at cost to the Company, and subject to Anatel’s regulations, is to meet 2005 universal target.

The Company also holds 100.00% of the capital of Vésper Holding S.A. and Vésper Holding São Paulo S.A., as well as the respective subsidiaries (Vésper S.A. and Vésper São Paulo S.A., providers of telecommunication services). Until May 26, 2005, the latter two companies were local competitors in São Paulo (Region III) and the North and Northeast (Region I) regions of Brazil. The local telephone service operations were provided in 17 states and their licenses covered 76% of the Brazilian population. According to Act No. 40,812/2003 of Anatel, it would be necessary to eliminate all overlapping of service areas of types of services derived from the transfer of the Vésper Holding S.A. and Vésper Holding São Paulo S.A. to the Company within 18 months following the publication of this act (November 25, 2003).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

For such reason, on May 27, 2005, based on Anatel act n° 51,119/2005, the authorizations to operate switched fixed telephony services held by Vésper S.A. and Vésper São Paulo S.A. were consolidated with the authorizations hold by Embratel for operate the same type of service (Note 18). As a result to offering a choice of local telecommunications provider to corporate customers, this acquisition served to strengthen and expand Embratel strategy of offering local telephone service and broadband access to small companies and the residential market.

The Company is studying the spin-off of the subsidiary CT Torres Ltda., acquired on March 2, 2004 by Embratel, whose fixed assets comprise 622 communication towers, belonging up to December 2, 2003 to Vésper S.A. and Vésper São Paulo S.A., and an incorporation of the spun off parts into the subsidiaries Vésper S.A. and Vésper São Paulo S.A.

On November 1, 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communications services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) radio and television broadcasting. On the date of its incorporation, all terms related to the Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for 15 years under onerous title subject to regulation by Anatel.

The operations of the Company and its subsidiaries are regulated by Anatel, the Brazilian telecommunications market regulatory agency, pursuant to Law No. 9,472, of July 16, 1997 and related regulations, decrees, decisions and plans.

2. Presentation of the Financial Statements

Due to the conclusion of studies which confirmed the viability and the acquisition of the total capital stock of Telmex do Brasil Ltda. (“TDB”) and of a corporate stake corresponding to 37.1% of the capital stock of Net Serviços de Comunicação S.A. (‘NET’), owned by Teléfonos de México S.A. de C.V. (‘Telmex’), through the merger of the net worth of Atlantis Holding do Brasil Ltda. ("Atlantis"), owner of the total amount of quotas representing the capital of TDB, and of Latam do Brasil Participações S.A. ("Latam"), owner of the shares representing 37,1% of the capital of NET, the June 30, 2005 Financial Statements of the Company and its subsidiaries, were audited in accordance with CVM’s Instruction No. 319, of December 3, 1999.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

During the audit of the June 30, 2005 financial statements, conducted until October 21, 2005, it was necessary to perform some adjustments related to some events which occurred subsequent to the filing of the quarterly financial information - Informações Trimestrais (ITR) of June 30, 2005. However, these adjustments do not affect revenues, net income and shareholders’ equity.

The individual and consolidated financial statements are the responsibility of the Company’s management and were prepared in accordance with the accounting practices adopted in Brazil, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários).

Certain reclassifications were performed in the financial statements for the year ended December 31, 2004 to make them consistent with the presentation of the current year.

3. Principal Accounting Practices

a) Cash and cash equivalents

Refer to the bank deposits and highly liquid temporary investments held to maturity and are recorded at cost, plus income earned through balance sheet date, which do not exceed market value, when applicable.

The Company is quotaholder of an exclusive investment fund, whose portfolio of marketable securities and liabilities have been consolidated as from this quarter.

The fund’s marketable securities integral to the portfolio investment funds are acquired to be frequently and actively negotiated, and in compliance with specific rules set forth by the Central Bank of Brazil, are classified as trading securities and carried at market value determined by the administrator, with realized and unrealized gains and losses recorded in the statement of income.

b) Trade accounts receivable

Refer primarily to the amounts received from local and long distance domestic and international telecommunication services, billed and/or unbilled at the balance sheet dates, as well as amounts receivable from data and other services.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

An allowance for doubtful accounts is accrued to cover the amounts which recoverability is considered doubtful.

c) Foreign currency transactions

Assets and liabilities in foreign currency are recorded at the exchange rate prevailing at the balance sheet dates. Exchange gains or losses are recorded in the income statement under “Financial Income (Expense)”, when incurred. The effects of exchange rate variations are described in Note 10.

d) Inventory

Inventories are stated at the average purchase cost less the provision for realization, when applicable and refer primarily to handsets (digital telephone equipment) recorded in the subsidiaries Vésper S.A. and Vésper São Paulo S.A.

e) Investments

Refers substantially to the interest in subsidiaries recorded under the equity method.

The accounting practices adopted by the subsidiaries, included those located overseas, are consistent with those adopted by the Company.

The provisions for losses in investments of subsidiaries Vésper S.A. and Vésper São Paulo S.A. are classified as non-current liabilities and were calculated based on the Company’s participation on the negative equity on these subsidiaries.

f) Property, plant and equipment

Property, plant and equipment is recorded at purchase cost and/or construction cost, monetarily restated up to December 31, 1995, less accumulated depreciation, adjusted for impairment, when applicable.

The annual rates of depreciation are calculated using the straight-line method, based on the estimated useful lives of the assets. The main applicable rates are stated in Note 18.

Expenses for maintenance and repairs are capitalized when they represent improvements (increase of installed capacity or useful life) while the others are

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

expensed. The financial charges arising from financing linked to construction in progress are recorded in Property, Plant and Equipment.

The Company’s policy is to capitalize goods acquired through leasing arrangements and the corresponding lease finance is recorded as a liability. The liability arising from such operations bear interests as established in the leasing contracts and, when applicable, exchange variations.

The recoverability of the Company’s property, plant and equipment through future generation of income is monitored on the basis of income forecasts for the purpose of verifying whether the net recoverable value is greater than the net book value.

g) Deferred charges

Deferred charges refer to the goodwill paid by the former parent company of CT Torres on the acquisition of this company, which was later capitalized by CT Torres. The goodwill is grounded on and has been amortized on the basis of future profit forecasts.

Additionally, there are pre-operating expenses recorded by the subsidiaries Click 21, and, until December 31, 2004, by Vésper São Paulo S.A. and Vésper S.A.. The balances of the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have been adjusted to the recoverable amounts and were being amortized over five years.

h) Loans and financing

Loans and financing are updated based on the exchange or monetary variations and according to the interest rates incurred up to the balance sheet dates according to the terms defined in the contracts.

i) Income and social contribution taxes

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis.

Deferred income tax and social contribution on accumulated tax losses and social contribution negative basis, as well as on temporary differences are assessed based on the expectation of generating future taxable income less the valuation allowance

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

based on the regulations established by CVM Instruction No. 371/02, as stated in Notes 13, 16 and 21.

j) Provision for contingencies

Constituted based on the external and internal legal counsels’ opinions at amounts deemed to be sufficient to cover any losses or risks which chances of losing are considered probable. The total balance is recorded as current liabilities, due to the fact that it is not possible to estimate the time required to reach settlement. The grounds and nature of the provisions are described in Note 24.

k) Actuarial liability - Telos

The subsidiaries Embratel and Star One sponsor an entity to manage the pension funds and other post-retirement benefits for their employees (Note 25). The contributions toward the plans are planned by actuaries and recorded on an accrual basis.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in the financial statements as of December 31, 2001.

l) Deferred income

This amount is mainly related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosul, and is reflected in results according to the terms of the contracts.

Additionally, it includes the amount of the negative goodwill recorded on the acquisition of the subsidiaries, Vésper Holding São Paulo S.A. and Vésper Holding S.A.

m)Revenue recognition

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes. Revenues from international services include revenues earned under bilateral agreements between the subsidiary Embratel and the foreign telecommunications companies. These agreements govern tariffs

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

paid by Embratel to the foreign companies for the use of equipment required to complete calls invoiced outside Brazil. Revenues related to international calls are recorded monthly segregating the amounts paid to foreign entities in the cost of services rendered.

n) Financial income (expense)

Represents interest and foreign exchange and monetary variations, loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities).

o) Employee profit sharing

The subsidiaries Embratel, Star One and Click 21 have established a provision for employee profit sharing, which is calculated based on the Company’s and individual targets and which payment is subject to approval by the Annual General Shareholders’ Meeting. The companies recorded this expense in the statement of income under operating expenses (R$18,388 for the first half year ended June 30, 2005 and R$38,881 for the year ended December 31, 2004). Management profit sharing is included under Directors’ Fees (Note 29).

p) Minority interest

Refers to the minority shareholders’ interests in the subsidiaries Embratel and Star One.

q) Net income (loss) per thousand outstanding shares

Net income (loss) per thousand outstanding shares is calculated based on the number of outstanding shares on the date of the financial statements.

r) Use of estimates

The preparation of the financial statements according to the accounting practices adopted in Brazil require Management to make use of estimates and premises which impact the amounts and disclosure of assets, liabilities, income and expenses. The effective results may differ from the estimates and assumptions used.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current asset and liabilities balances and the amount of shareholders’ minority interest of has been separated in the results and shareholders’ equity of the subsidiaries.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	June	December
	30, 2005	31, 2004

Empresa Brasileira de Telecomunicações S.A. –Embratel	99.0	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Vésper Holding S.A.	100.0	100.0
Vésper Holding São Paulo S.A.	100.0	100.0
CT Torres Ltda.	100.0	100.0
Embratel Americas, Inc. (1)	100.0	100.0
Embratel Chile S.A. (1)	100.0	100.0
Embratel Internacional S.A. (1)	100.0	100.0
Embratel Uruguay S.A. (1)	100.0	100.0
Palau Telecomunicações Ltda. (1)	100.0	100.0
Avantis Investments, Inc. (1)	100.0	100.0
Ponape Telecomunicações Ltda. (1)	100.0	100.0
Vega 21 Participações Ltda. (2)	-	100.0
Vetel 21 Participações Ltda. (2)	-	100.0

(1)	The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

(2)	Those subsidiaries were dissolved on the first quarter of 2005.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

5. Net Operating Income

	Consolidated

	June	December
	30, 2005	31, 2004

Voice
Domestic long distance	2,052,799	4,012,763
International long distance	360,355	768,938

	2,413,154	4,781,701
Data & Internet
Corporate and other	783,611	1,550,975
Telecommunications companies	101,961	158,433

	885,572	1,709,408

Local services	316,929	607,644

Other services (1)	139,810	234,115

Total	3,755,465	7,332,868

(1)	Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	June	December
	30, 2005	31, 2004

Interconnection/facilities (1)	(1,689,947)	(3,362,504)
Depreciation and amortization	(454,453)	(976,907)
Personnel	(124,082)	(246,819)
Third-party services (2)	(130,959)	(229,374)
Other	(69,985)	(178,785)

Total	(2,469,426)	(4,994,389)

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

(1)
Interconnection costs represent charges by the local fixed-line telephone companies for the use of private circuit lines and connection costs by the subsidiary Embratel to regional fixed line and mobile telephone companies, according to the interconnection regime under Resolution No. 33 effective since April 1, 1998. During the third quarter of 2005, the Company, based on its legal advisor’s opinion, reversed part of the interconnection provision previously recorded, based on the guidance set forth in the item 4.1.1 of the Anatel Resolution No. 319, which approves the "Norma Critérios de Remuneração pelo Uso de Redes de Prestadoras do Serviço Móvel Pessoal", establishing that network usage remuneration is not due when the call is not susceptible to billing or collection, stated by regulatory disposition. This reversal, amounting to R$71,513 was recorded on June 30, 2005 financial statements.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

7. Selling Expenses

	Consolidated

	June	December
	30, 2005	31, 2004

Allowance for doubtful accounts (1)	(228,297)	(366,590)
Personnel	(133,179)	(278,619)
Third-party services (2)	(98,273)	(244,186)
Depreciation and amortization	(1,675)	(3,457)
Other	(2,738)	(7,274)

Total	(464,162)	(900,126)

(1)
Based on the Company’s accounts receivable trends and developments, monitored throughout the third quarter of 2005, the Company identified the need for an increase in the allowance for doubtful accounts amounting to R$36,345, recognizing this effect at June 30, 2005.

(2)	These mainly refer to marketing and advertising, assistance and consulting services.

8. General and Administrative Expenses

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Third-party services (1)	(1,752)	(3,858)	(225,815)	(513,095)
Depreciation and amortization	-	-	(81,788)	(165,296)
Personnel (2)	(295)	(401)	(62,946)	(259,598)
Taxes	(41)	(647)	(40,133)	(81,567)
Employees’ profit sharing	-	-	(18,388)	(38,881)
Other	(2)	(3)	(32,508)	(48,902)

Total	(2,090)	(4,909)	(461,578)	(1,107,339)

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

(2)
On December 2004, personnel expenses include approximately R$92,000 paid to executives as indemnity, in accordance with the “Plan for Retention of Executives and Strategic Employees”, held by the subsidiary Embratel since 2000.

9. Other Operating Income (Expenses), Net

	Consolidated

	June	December
	30, 2005	31, 2004

Interconnection cost recovery (1)	-	65,647
FUST recovery (Note 16.b)	-	37,902
ICMS recovery	13,839	14,124
Provision for contingencies (Note 24)	(218,745)	(323,059)
Agreement with operators (Note 31)	42,749	68,456
Tax credit – PASEP (2)	144,325	-
Other (3)	(11,352)	33,660

Total	(29,184)	(103,270)

(1)
In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which supported the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

(2)
After Decree-Laws No. 2445/88 and 2449/88 were declared unconstitutional by the Federal Supreme Court - STF, which suspended their enforceability in October 1995, the Company filed a Declaratory Action claiming the recognition of its right to offset amounts improperly paid to the Public Service Employee Savings Program – PASEP in the period from January 1989 to August 1995, against amounts due or overdue to the Social Integration Program - PIS, monetarily adjusted, including by indices understated by inflation rates under several economic plans in force from the original date of payments until December 1995. Based on a preliminary court decision dated July 28, 1999, which determined that tax authorities could not officially notify the Company of tax deficiency with regard to the offset of such credits, the amounts paid were recalculated, based on the provisions of Supplementary Law No. 8/70, and offset against PIS payable between July 1999 and November 2000. Corresponding liability was maintained in the financial statements under liabilities and monetarily adjusted until the closing of the case. On August 29, 2005 was certificated that the decision of the Third Panel of the Federal Regional Court of the 2nd Chapter had become final and unappealable, thus recognizing the Company’s right to use said credit amounts. Considering such decision, the Company recognized in June 2005 a tax credit in the amount of R$10,687 (Note 10), which will be offset against payments due of PIS, and also reversed the liability that had been recorded in its financial statements in the amount of R$151,163, which R$6,838 (Note 10) referred to monetary variation that had been recorded as financial income (expense).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

(3)
Due to the agreement with operators, during the third quarter of 2005 the Company made an analysis about the risk situations regarding old disputes related to the beginning of the co-billing process, and it was identified and recorded an amount of R$25,168 (net of sales taxes) in the financial statements as of June 30, 2005.

10. Financial Income (Expense)

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Financial income
Interest on temporary investments and other	14,717	1,607	131,902	271,159
Monetary variation – credit (1)	-	-	(17,763)	259,949
Exchange variation - assets	-	409	(30,750)	(9,558)

Subtotal	14,717	2,016	83,389	521,550

Financial expense
Financial charges (1)	(4,753)	(1,362)	(247,146)	(589,288)
Monetary variations – charge	-	-	(1,665)	(505,126)
Exchange variations – liabilities	-	-	116,091	(45,738)

Subtotal	(4,753)	(1,362)	(132,720)	(1,140,152)

Total	9,964	654	(49,331)	(618,602)

(1)	The Company had been recognized a tax credit – PASEP of R$10,687, as well as monetary variation of R$6,838, in the financial statements as of June 30, 2005, as described in Note 9.

In the first semester of 2005, the US dollar devalued by 11.45% (devalued by 8.13% in December 31, 2004) against to the Brazilian real, and thus, the Company recorded an exchange variation income in the period and exchange variation expense in the year ended on December 31, 2004 net from results on hedge contracts recorded during the period (expense of R$106,884 and R$209,935 on June 30, 2005 and December 31, 2004, respectively).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

11. Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL –Imposto sobre o Lucro Líquido) and, during this period, the Company’s subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other taxpayers to go to court. In 1999 the subsidiary Embratel filed a lawsuit and obtained an injunction in order to get a tax credit. This amount was offset against income tax payable of such subsidiary from May 1999 to July 2001.

In 2002, the subsidiary Embratel, based on final decision by the Higher Courts, recognized the revenue corresponding to the principal amount of the aforementioned liability, under the caption “Extraordinary Non-operating Income”. The revenue of R$106,802 corresponding to the purge of inflationary gains was recognized in the second quarter of 2004 under the same caption, after the final decision that was issued by the Higher Court of Justice.

12. Other Non-Operating Income (Expense), Net

	Consolidated

	June	December
	30, 2005	31, 2004

Income
Disposal of property, plant and equipment (1)	59	37,361
Sale of investments (Note 17)	-	8,502
Agreement with operators (Note 31)	9,627	-
Other	5,317	16,623
Expenses
Write-off of permanent assets	(1,417)	(2,339)
Provision for write-off of permanent assets (1)	(893)	(71,492)
Provision for impairment (Note 18)	-	(32,000)
Provision for loss on investment	(852)	-
Other	(459)	-

Total	11,382	(43,345)

(1)	Balances in 2004 include income from the disposal of Property, Plant and Equipment in the amount of R$31,091 and corresponding provision for write-off in the amount of R$33,092, related to the agreements with operators as described in Note 31.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

13. Income Tax and Social Contribution on Profits

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax – Estimate and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 21).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

On June 30, 2005, the subsidiary Embratel had R$1,036,610 of tax losses carryforward (R$1,055,433 on December 31, 2004) and R$914,986 negative basis of social contribution (R$930,653 on December 31, 2004), that can be offset according to Law No. 8,981, which limited offsetting of accumulated tax losses and negative basis for social contribution to 30% of taxable income generated in each fiscal year.

On June 30, 2005, Vésper Holding S.A. and Vésper Holding São Paulo S.A. and their subsidiaries had together tax losses carryforward and negative basis of social contribution of R$3,726,762 and R$3,731,313, respectively (R$3,309,734 and R$3,313,474 on December 31, 2004). Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding to the realization thereof, the respective tax credits have not been recognized.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

13.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arising or realized in the year, tax losses carryforward and negative bases of social contribution. The consolidated deferred income tax and social contribution expense, recorded for the first semester of 2005, totaled R$69,772 (income of R$99,403 on December 31, 2004), resulting from the allowance of doubtful accounts, tax losses carryforward and other temporary non-deductible expenses as well as other temporary non-taxable income (Note 16).

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Current
Social contribution	(496)	-	(16,802)	(19,427)
Income tax	(1,368)	-	(47,872)	(54,600)

Total current expense	(1,864)	-	(64,674)	(74,027)

Deferred
Social contribution	-	(222)	(18,260)	27,106
Income tax	-	(616)	(51,512)	72,297

Total deferred income (expense)	-	(838)	(69,772)	99,403

Total income (expense)	(1,864)	(838)	(134,446)	25,376

The current income tax and social contribution expense reported in the consolidated statements of income for the period ended June 30, 2005 and for the year ended December 31, 2004, are mainly attributable to the subsidiary Star One.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

13.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Income (loss) before taxes and minority interests	138,803	(336,363)	293,166	(327,401)

Income tax credits (expenses) at nominal rate	(34,701)	84,091	(73,292)	81,850
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	(3,306)	(6,611)
Unrecorded tax credits owed to CVM 371 (2)	-	(1,057)	(16,011)	(39,999)
Favorable decision regarding ILL (Note 11)	-	-	-	9,757
Equity pickup and provision for losses on subsidiaries’
investments	32,730	(82,882)	-	-
Other permanent additions (exclusions) (1)	603	(768)	(6,775)	(27,300)

IRPJ credits (expenses) in the statements of income	(1,368)	(616)	(99,384)	17,697

Social contribution credits (expenses) at nominal rate	(12,492)	30,273	(26,385)	29,466
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	(1,190)	(2,380)
Unrecorded tax credits owed to CVM 371 (2)	-	(435)	(5,764)	(14,370)
Favorable decision regarding ILL (Note 11)	-	-	-	3,513
Equity pickup and provision for losses on subsidiaries’
investments	11,783	(29,838)	-	-
Other permanent additions (exclusions) (1)	213	(222)	(1,723)	(8,550)

CSSL credits (expenses) in the statements of income	(496)	(222)	(35,062)	7,679

Income tax and social contribution on statements of
income	(1,864)	(838)	(134,446)	25,376

(1)	Permanent additions (exclusions) in the consolidated statements for 2004 mainly correspond to the executive retention plan expenses (Note 8).

(2)
This basically refers to the losses incurred by the subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., for the period ended December 31, 2004, on which no tax credits were established due to the uncertainties involved in the realization of them.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

14. Cash and Cash Equivalents

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Cash and bank deposits	40	183	123,682	45,697
Foreign short-term investments	-	-	50,757	124,638
Financial investment fund
Public securities (LFT and LTN)	14,943	3,455	434,598	607,982
Bank Certificates of Deposit (CDB)	2,161	343	62,834	55,603

	17,104	3,798	497,432	663,585

Provision for income tax	(69)	(11)	(1,262)	(1,892)

Total	17,075	3,970	670,609	832,028

The Company’s marketable securities are represented primarily by investments in an investment funds, in quotes of exclusive investment funds.

This investments fund, composed by private investment funds, it’s destined to the Company and related companies or that have authorization to participate of fund, was constituted by mutual funds with undetermined term. The investments in investment funds have daily liquidity. The portfolio administration of investment is made by external managers who follow the politicians of investments determined by the Company.

The financial assets included in funds portfolio are recorded, conform applicable, at Special System for Settlement and Custody – SELIC, Clearing House for the Custody and Financial Settlement of Securities – CETIP or at Brazilian Mercantile & Futures Exchange – BM&F.

15. Trade Accounts Receivable

	Consolidated

	June	December
	30, 2005	31, 2004

Voice services (Note 9.3)	2,515,426	2,495,792
Data, telecommunications companies and other services	598,439	901,149
Foreign administrators	221,526	210,435

Subtotal	3,335,391	3,607,376
Allowance for doubtful accounts	(1,897,310)	(2,120,480)

Total	1,438,081	1,486,896

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

The balance of the allowance for doubtful accounts as of June 30, 2005 was mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. Until June 30, 2004, the Company recognized an allowance for doubtful accounts as from the first day after maturity, gradually adjusting the provision until it reaches 100% of the provision for invoices overdue more than 120 days. This modification in the estimation process did not generate any material effects in the income statement.

The Company continues to work intensely in the management of the billing processes and systems, collection and fraud, as well as blocking calls to ensure that default or fraudulent customers do not use the network. These systems and processes have enabled a better control of bad debt expenses by Embratel.

Changes in the allowance for doubtful accounts were as follows:

Beginning balance at January 1, 2004	1,926,426

Increase through charge to expenses	366,590
Decrease through charge to other accounts (1)	(24,380)
Write-offs for the year	(148,156)

Ending balance at December 31, 2004	2,120,480

Increase through charge to expenses	228,297
Decrease through charge to other accounts (2)	(320,297)
Write-offs for the period	(131,170)

Ending balance at June 30, 2005	1,897,310

(1)	The decrease is as a result of agreements concluded with two telecommunications operators in the last quarter of 2004, which rendered these receivables uncollectible (Note 31).

(2)
The decrease refers mainly to the acquisition, by the subsidiary Embratel, of the portion of the subsidiaries Vésper S.A. and Vésper São Paulo S.A. accounts receivable, net of their allowances for doubtful accounts.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

16. Deferred and Recoverable Taxes

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment
/ accelerated depreciation	-	-	32,117	35,215
Tax losses carryforward	-	-	259,153	263,858
Negative basis of social contribution	-	-	82,349	83,759
Allowance for doubtful accounts	-	-	596,941	623,672
Goodwill on the acquisition of investment	-	-	4,495	8,991
COFINS/PIS – temporarily non-deductible	1,872	1,872	2,731	30,403
Other deferred taxes (provisions)	-	-	276,936	203,778

Subtotal	1,872	1,872	1,254,722	1,249,676

Withholding income tax (IRRF)	6,546	4,859	71,126	80,947
Recoverable income tax/social contribution	632	643	11,718	27,674
Value-added goods and services tax - ICMS	-	-	183,103	193,754
Income tax on net income - ILL (Note 11)	-	-	7,331	41,625
FUST (b)	-	-	69,010	66,205
FUNTTEL	-	-	1,498	1,446
Other (c)	-	-	40,510	32,565

Total	9,050	7,374	1,639,018	1,693,892

Current	9,050	7,374	345,798	387,572

Non-current	-	-	1,293,220	1,306,320

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization as fellows:

- Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: realization will occur proportionally to the amortization of the goodwill from the subsidiary Star One S.A., in a 5-year term, ending in 2006.

- Other temporary differences: realization will occur upon payment of the accrued provisions, and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

EMBRATEL PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

CVM Instruction No. 371 established for cumulative conditions to record and maintain deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution as follows:

  Presentation of a history of profitability on the basis of the generation of taxable income during at least three of the last five years or presentation of basic actions implemented for the future generation of taxable income; and
  Presentation of an expectation to generate future taxable income based on a technical feasibility study, which supports the realization of deferred tax assets within a minimum term of 10 years.

Studies conducted by the Company indicate full recovery of the amounts recognized by the subsidiaries within the period defined by this instruction.

The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the Company’s projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, many considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

2005	53,882
2006	151,716
2007	161,216
2008	183,087
2009 to 2014	690,412

Total	1,240,313

EMBRATEL PARTICIPAÇÕES S.A.

 NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

The Company’s Management is monitoring the evolution of the deferred tax assets. Hence, should future analyses and forecasts indicate that profitability do not reflect the premises of the study, write-offs accounts should be considered. However, some measures have already been or are being taken by the Company’s Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

i) Better management of services to improve the quality of earnings and reduce the costs of default payments (Note 15);

ii) Ongoing efforts to leverage income and reduce operating costs; and

iii)Reduced financial charges through changes in the Company’s debt profile.

b) Recovery of FUST contribution

In December 2003, ANATEL issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST –Telecommunications Systems Universalization Fund.

In the second quarter of 2004, the subsidiary Embratel, concluded a review of the calculation basis of the referenced contribution tax and recorded a corresponding credit in the amount of R$57,736. The main amount of this credit, of R$37,902, was recorded as “Other Operating Income”, and the compensatory interest in the amount of R$19,834, was recorded as “Other Financial Income”. On June 30, 2005, these credits, monetarily restated, totaled R$65,923 (R$63,216 on December 31, 2004).

Additionally, on June 30, 2005, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded recoverable amount of R$3,087 (R$2,989 on December 31, 2004).

c) Tax credit – PASEP

The Company recorded the tax credit, amounting to R$10,687 (Note 9 and Note 10), on its financial statements as of June 30, 2005.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

17. Investments

The rollforward of the investments and the provision for losses on investments for the first half year ended June 30, 2005 is shown below:

	Beginning balances			Transaction				Ending balances

Subsidiaries	Investments	Negative goodwill	Provision for losses on investments (1)	Equity pick-up	Gain/Negative goodwill	Increase in the provision for losses on investments	Subscribed capital	Investments	Negative goodwill	Provision for losses on investments (1)

Embratel	4,682,811	-	-	194,963	7,260	-	312,483	5,197,517	-	-

AFAC	-	-	-	-	-	-	1,452,865	1,452,865	-	-

Negative goodwill on acquisition of investments
Vésper Holding S.A. and
Vésper Holding São Paulo S.A. (2)	-	(18,655)	(86,592)	-	-	(64,044)	-	-	(18,655)	(150,636)

Embratel (3)	-	-	-	-	(7,260)	-	-	-	(7,260)	-

Ponape Telecomunicações Ltda	10	-	-	-	-	-	-	10	-	-

	4,682,821	(18,655)	(86,592)	194,963	-	(64,044)	1,765,348	6,650,392	(25,915)	(150,636)

(1)	Classified as current liabilities, in “other current liabilities”.

(2)
Since the negative goodwill on the acquisition of Vésper Holding S.A. and Vésper Holding São Paulo S.A. is not economically based, it will be amortized only in case of write-off or sale of the investment.

(3)
During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minorities, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

Shareholders’ equity of the principal subsidiaries as of June 30, 2005 is shown below:

Shareholders’
Subsidiaries	Equity

Empresa Brasileira de Telecomunicações S.A.	5,250,583
Vésper Holding S.A. and Vésper São Paulo S.A.	(150,636)

In November 2004, the subsidiary Embratel sold off 100% of its interest in New Skies, in the amount of R$43,973, recognizing a gain of R$8,502 (Note 12), as the investment balance was $35,471.

As of June 30, 2005, were made advances for future capital increase of R$1,452,865 at Embratel. These funds arose from the advance for future capital increase made by Startel Participações Ltda. at the Company, in the same amount. Although the corporate documents for this transaction have not been formalized, this capital contribution was considered in the valuation of the investments. (Note 25).

18. Property, Plant and Equipment

		Consolidated

		2005			2004

	Annual
	depreciation/		Accrued
	amortization (%)		depreciation/	Net book	Net book
	rates	Cost	amortization	value	value

Switching equipment	10.00	2,812,954	(1,381,133)	1,431,821	1,500,577
Transmission equipment	5.00 to 20.00	9,295,135	(5,859,437)	3,435,698	3,674,331
Buildings and ducts	4.00	1,387,536	(761,891)	625,645	650,352
Land	-	196,170	-	196,170	196,231
Other assets
Sundry equipments (1)	10.00 and 20.00	798,443	(621,825)	176,618	210,193
Intangibles (2)	4.00 to 20.00	1,427,759	(929,626)	498,133	561,809
Telecommunications infrastructure	4.00, 5.00 and 10.00	792,910	(562,753)	230,157	239,100
Operating license (3)	20.00	28,942	(28,942)	-	1,036
Impairment of assets (4)	-	(1,349,076)	418,086	(930,990)	(1,062,157)
Construction in progress	-	981,364	-	981,364	601,133

Total		16,372,137	(9,727,521)	6,644,616	6,572,605

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)
Refers to the cost of operating licenses (authorizations) acquired by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. for engagement in the switched land line telephone services extended to public users in general, which types of services provided are to be on a private basis including intra-regional, domestic long distance calling in the regions I and II of the General Grant Plan (Decree No. 2,534/1998). Due to the Anatel’s Act No. 51,118/2005 (published on “Diário Oficial da União” on June 30, 2005), the licenses to operate switched fixed telephony services provided by Vésper S.A. and Vésper São Paulo S.A. on a domestic long distance were extinct by quitclaim. This quitclaim began necessaries to comply the Anatel Act No. 40,812/2003 (Note 1). In according to Anatel act No. 51,119/2005, the authorizations to operate switched fixed telephony services held by Vésper S.A. and Vésper São Paulo S.A. were consolidated with the authorizations hold by Embratel for operate the same type of service (Authorization term No.219/2002-SPB-Anatel), on May 27, 2005, and then, was made write-off of licenses on Vésper S.A. and Vésper São Paulo S.A..

(4)
On November 30, 2003, the Management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., on the basis of an assessment of the capacity to generate future cash flow, concluded that the values of their permanent assets had not been fully recovered and established a provision for the adjustment of the realization value of their permanent assets (property, plant and equipment, licenses and deferred assets). In December 2004, a new assessment was conducted which resulted in recognition of an additional provision in the amount of R$ 32,000.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of June 30, 2005, the company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$927,751 (R$845,219 on December 31, 2004).

c) Construction of Star One C-1 and Star One C-2 Satellite

In 2001, Star One signed an agreement with Alcatel Alenia Space (“Alcatel”, formerly Alcatel Space Industries). The cost of the referred contract was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Due to modifications to the technical specifications of the satellite, the contract was amended and, in March 2004, the last amendment was signed, changing the total amount to US$212,100 and the new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the first semester of 2006.

The amendment establishes that in case of cancellation of the satellite Star One C-1 construction, Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

The amount related to this contract is recorded as construction in progress as of June 30, 2005 and totals R$431,030 (R$275,971 on December 31, 2004). As described on Note 22, part of construction is being financed.

In January 2005, Star One signed an agreement with Alcatel on the amount of US$152,200 for the construction and deliver in orbit of the Star One C-2 satellite, as well as the expansion of the earth control station. The total estimated investment amounts to US$195,000, including the launch insurance premium, credit insurance premium, contracted with Coface (“Compagnie Française d’Assurance pour lê Commerce Extérieur”), and others expenses necessary to the satellite’s construction. This satellite will have 44 transponders and will cover South America, Mexico and Florida. The launching is scheduled for the first quarter of 2007.

As described on Note 22, in June 2005, the subsidiary Star One signed a financing agreement for the construction of this satellite. To date, there is no release of resources and the Company has been paying to Alcatel through its own resources.

The amount related to this contract is recorded as construction in progress as of June 30, 2005 in the amount of R$64,960.

19. Deferred Assets

	Consolidated

	June	December
	30, 2005	31, 2004

Pre-operating expenses (1)	1,182	170,098
Goodwill (2)	102,426	102,426
Impairment provision (3)	-	(12,587)
Accumulated amortization (1)	(19,184)	(167,491)

Net book value	84,424	92,446

(1)
In the second quarter of 2005, the write-off of pre-operating expenses and the respective accumulated amortization in the subsidiaries Vésper S.A. and Vésper São Paulo S.A. was made, in the amount of R$168,916, because they are fully amortized.

(2)
This item refers to the goodwill paid by the former parent company of CT Torres on its acquisition of this company, which was later capitalized in CT Torres. This goodwill is based on an economic assessment report, and the amortization term for the aforementioned goodwill has been reduced from 10 to 6 years beginning on November 1, 2004.

(3)	The impairment provision refers to the pre-operating expenses of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., which were acquired on December 2, 2003.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of Brazilian reais, unless otherwise indicated)

20. Accounts Payable and Accrued Expenses

	Consolidated

	June	December
	30, 2005	31, 2004

Suppliers (1)	707,852	837,777
Foreign administrators	144,069	169,283
Consignments for third parties	136,391	118,013
Other	9,968	36,157

Total	998,280	1,161,230

(1)	In the financial statements as of June 20, 2005, the Company made a reversal of part of the interconnection provision previously recorded, amounting to R$71,513 (Note 6).

21. Taxes and Contributions

	Company		Consolidated

	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Indirect taxes
ICMS (value-added tax)	-	-	265,543	269,607
PIS/COFINS (social/finance contributions)	-	-	33,935	40,393
PIS/PASEP – in suspension	-	-	-	144,342
PIS/COFINS – judicial deposit in court (1)	12,516	12,516	13,443	15,030
ISS (municipal service tax)	-	-	12,909	11,860
Other	24	16	11,887	20,016

Deferred tax liabilities
IRPJ and CSSL Law No. 8,200/91 – supplementary
monetary restatement	-	-	35,861	36,522
IRPJ – revenue of exportation	-	-	55,521	-
CSSL – revenue of exportation	-	-	19,987	-

Other – income taxes (2)	184	-	7,087	2,180

Total	12,724	12,532	456,173	539,950

Current	208	16	407,380	491,031

Non-current	12,516	12,516	48,793	48,919

(1)
In 1999, the subsidiary Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, the subsidiary Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. The subsidiary Embratel then decided based on this MP and on

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.

(2)	This item mainly refers to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22. Loans and Financing

	Consolidated

	June 30, 2005			December 31, 2004

	Short term	Long term	Total	Short term	Long term	Total

Local currency
Commercial Papers	-	-	-	1,019,050	-	1,019,050
Finame	7,558	9,628	17,186	6,813	13,862	20,675
ICMS Financing	1,336	30,320	31,656	208	28,817	29,025
Leasing	1,901	1,182	3,083	1,351	1,702	3,053

Total	10,795	41,130	51,925	1,027,422	44,381	1,071,803

Foreign currency
Bank loans	338,154	300,122	638,276	957,294	430,564	1,387,858
Foreign debt securities	2,266	420,134	422,400	3,936	729,960	733,896
C-1 satellite financing	2,053	148,139	150,192	1,715	111,301	113,016
Suppliers	1,872	-	1,872	14,042	3,623	17,665
Leasing	816	-	816	18,265	158	18,423
Swap/Hedge	81,522	5,287	86,809	76,511	10,634	87,145

Total	426,683	873,682	1,300,365	1,071,763	1,286,240	2,358,003

Total of debt	437,478	914,812	1,352,290	2,099,185	1,330,621	3,429,806

As described in Note 23, the Company entered “swap” agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On June 30, 2005, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	360,861	82.5	70.34% CDI
Unhedged debt	76,617	17.5	US$ + 5.70%

Short term	437,478	100.0

Hedged debt or in local currency	245,971	26.9	63.23% CDI
Unhedged debt	668,841	73.1	US$ + 8.53%

Long term	914,812	100.0

Hedged debt or in local currency	606,832	44.9	67.46% CDI
Unhedged debt	745,458	55.1	US$ + 8.24%

Total debt	1,352,290	100.0

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

a) Repayment schedule

A breakdown of long term amortization of the principle as of December 31, 2004 and the corresponding maturity dates are shown below:

Consolidated

2006	71,032
2007	153,809
2008	527,141
2009	57,025
2010 to 2013	105,805

Total	914,812

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	June	December
	30, 2005	31, 2004

US Dollar	88.3	64.1
Euro	7.8	4.7
CDI – Interbank Certificate of Deposit	-	29.7
TJLP – Long Term Interest Rate	1.3	0.6
Real	2.6	0.9

Total	100.0	100.0

c) Roll-over of debt

In June 2004, the subsidiary Embratel closed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% p.a. or CDI + 4% p.a.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

d) Prepayment

In December 2004, the subsidiary Embratel finalized the liquidation process prepaying the debts, which were part of the 2003 rollover program. This process begun in December of 2003, which resulted in the disbursement of approximately US$766 million, with special emphasis on the second half when approximately US$558 million was paid, thereby eliminating Libor + 4% per annum CDI + 4% per annum interest rates. Funds raised from the issuance of Notes and Commercial Papers were used as well as other funds raised during the end of the fourth quarter of 2004.

The Company also settled early US$22 million in other debts which were not included in the refinancing program, which carried an approximate cost of Libor + 3.5% p.a.

In the first quarter of 2005, the Company prepaid R$236,596 (approximately US$87 million), which carried and approximate cost of Libor + 3.2% p.a. and a fixed cost of 9.9% p.a.

In the second quarter of 2005, the Company made a R$645,013 (approximately US$261 million) debt prepayment, as mentioned on topics e) and f) below. Resources arose from the capital increase by parent company and minority stockholders were used for the liquidation of this loans, in the amount of R$1.8 billion.

It was the purpose of the Company to reduce the cost of debt and end the guarantees agreed upon for the debt refinancing.

e) Commercial papers

In November 2004, the subsidiary Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to substitute the debt arising from the refinancing agreement of March 2003.

In May 2005, the Company fully paid on the maturity not making use of the renewal option.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

f) Foreign currency bank loan

In the fourth quarter of 2004, Embratel secured loans in the amount of US$165 million carrying one year maturities and three month Libor + 1.2% p.a. interest rates.

New loans were obtained in January 2005 by Embratel, in the amount of US$60 million, maturing within one year, of which US$35 million accrues interest at the foreign exchange coupon + 1.2% p.a. and US$25 million at Libor + 1.2% p.a.

In June 2005, the Company has decided prepaid the loans contracted during the four quarter of 2004, in the amount of US$165 million, which maturities would be in November and December of 2005.

g) Foreign debt securities – Notes

In June 2004, the subsidiary Embratel conducted a “note” exchange offer in the amount of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued prior thereto were private and the new ones are public issues. The new notes carry the same terms as the securities issued previously, and have maturities in 2008 and carry an interest rate of 11% p.a..

In April 2005, the Company has decided prepaid of 35% of the emission value, limited amount of total liquidity as contractually preset. The payment amounted to US$96 million, which resulted in the loans’ contracts portfolio in the amount of US$178 million.

h) C-1 satellite financing

In August 2003, the subsidiary Star One entered into a new financing contract for the manufacture of the Star One C-1 satellite with BNP Paribas (lead bank) and Sociéte Génerale, replacing the contract entered into in April 2002. The new financing of US$194,172 has a grace period of 38 months, with repayment in 14 semi-annual installments over 10 years. The interest rate during the grace period is Libor + 0.75% p.a. and during the repayment period is fixed at 3.93% p.a..

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

In June 2004, through a contractual amendment, the amount of the debt was changed to US$185,232, due to the reduction in the project cost and changes in the payment schedule. Through June 30, 2005, the draws totaled US$62,641.

The current credit agreement includes the following clauses and obligations:

h.1)
A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

h.2)
Beginning July 1, 2005, the subsidiary Star One will deposit monthly into an account, “Debt Service Reserve Account”, an amount in Reais equivalent to one-twelfth (1/12) of the first semi-annual payment of principal and interest. Upon commencement of the repayment period, estimated to be November 30, 2006, and until the end of loan agreement, the subsidiary Star One will maintain a deposit in Reais equivalent in U.S. Dollars to 125% of a semi- annual payment of principal and interest.

h.3)
In the event that the guaranty defined in item h.2) above is not available, the guaranty will be provided by the receivables resulting from the Transponders Lease Agreement executed between the subsidiaries Star One and Embratel.

h.4)
In the event that the guaranties defined in items h.2) and h.3) above are not available, the subsidiary Embratel guarantees the deposits to be made in the debt service reserve account, limited to US$122,337 and beginning on July 1, 2006.

h.5)	At any time credit agreement term, the subsidiary Embratel has to have at least 51% of the share capital voting rights of the subsidiary Star One.

h.6)
The subsidiary Star One shall comply with some financial covenants such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). To date, the subsidiary Star One has complied with all covenants.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

i) C-2 satellite financing

In June 2005, the subsidiary Star One sign a financial agreement with BNP Paribas and Sociéte Génerale to Star One C-2 satellite construction. The total amount was equivalent to US$136,535, in order to finance 85% of construction cost and 100% of the insurance premium agreed with Coface, with 27 months of grace period, 10 equal and consecutive semi-annual installments, resulting in a 7 years and 3 months contract, and the interest rate would be 4.09% p.a..

At June 30, 2005, there was no disbursement from the Banks.

The current credit agreement includes the following clauses and obligations:

i.1)
A promissory note in favor of BNP Paribas for the US dollars outstanding amount of principal and interest. The promissory note has characteristics attributable under French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

i.2)	During the contractual period, Embratel commits to maintain not less than 51% of the share capital voting rights of the Company.

i.3)
The Company shall comply with some financial covenants such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). To date, Star One has complied with all covenants.

j) ICMS Financing

In September 2002, the subsidiary Vésper S.A. began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during the 60 month period, and there is a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released. The subsidiary Vésper S.A. used R$31,429 (R$28,817 on December 31, 2004) of the total line of credit and the total balance was R$31,656 on June 30, 2005 (R$29,025 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

k) Suppliers

In January 2005, the subsidiary Star One settled the financing contracts with Gilat Satelite Networks, totaling US$2.4 million.

Others suppliers’ financing were hired in foreign currency by the subsidiary Vésper S.A., for the purchase of equipment needed for providing telecommunications and data (internet) services.

l) Leasing

In April 2005, Embratel signed an agreement with UOL, by which UOL transferred the equipments, under lease contracts assumed as part of the acquisition of Acessonet at the end of 2000, to Embratel. This transaction resulted in a R$15 million write-off in loans, with a correspondent credit to financial income.

m)Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled at the end of the fourth quarter of 2004, due to the early liquidation of the refinanced debt.

n) Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of the present date, are folly in compliance.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

23. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

a) General comments

The subsidiary Embratel carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which is applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c) Interest rate and currency swaps

The subsidiary Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreement

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	08/10/05 to 12/12/08	191,426	86,809	85,897

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities, which market values differ from their carrying values are shown below:

	Consolidated

	June 30, 2005		December 31, 2004

	Book value	Market value	Book value	Market value

Loans and financing	1,352,290	1,216,909	3,429,806	3,220,803

24. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM requirements and IBRACON Statement NPA No. 09, the Company discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The table below states the amounts involved:

	Consolidated

	Probable		Possible

	June	December	June	December
Nature	30, 2005	31, 2004	30, 2005	31, 2004

Labor	48,747	91,434	93,651	75,097
Tax	451,740	94,294	1,756,576	1,951,393
Civil	166,151	291,536	184,092	191,348

Total	666,638	477,264	2,034,319	2,217,838

24.1. Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others. Due to the conclusion of some labor contingencies, as well as the revision and the updating of the existing labor contingencies, during the third quarter of 2005, the Company, based on its legal advisor’s assessment, concluded that the provision should be reduced by R$40,053. The effects of this reversal were recorded on the June 30, 2005 financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

24.2. Tax contingencies

	Consolidated

	Probable		Possible

	June	December	June	December
Claims	30, 2005	31, 2004	30, 2005	31, 2004

ICMS (a)	444,541	87,115	953,352	1,154,207
Income tax on inbound international income (b)	-	-	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	-	-	47,000	47,000
PIS (d)	-	-	160,723	159,000
COFINS (e)	-	-	240,915	236,600
Others (f)	7,199	7,179	2,951	2,951

Total	451,740	94,294	1,756,576	1,951,393

a) ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies amounting to R$211,145 (R$86,650 on December 31, 2004), have been assessed as probable losses. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$902,275 (R$893.749 on December 31, 2004). During the third quarter of 2005, part of these contingencies already classified as possible, was reclassified to probable, amounting to R$211,902, due to some partially unfavorable decisions, and the reassessment made by the subsidiary Embratel’s legal advisors, which recommended additional provisions of part of those amounts. The effects of this reclassification were recognized on the June 30, 2005 financial statements.

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending judgment. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries Vésper S.A. and Vésper São Paulo S.A. has ICMS related assessments the amount of R$28,667 (R$5,174 on December 31, 2004), of which R$21,494 (R$465 on December 31, 2004) has been accrued in the financial statements and R$7,173 (R$4,652 on December 31, 2004) had the chances of loss evaluated as possible.

b) Income tax on inbound international income

Based on its legal advisor’s opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayer’s Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Embratel’s Management and legal counsel, consider the probability of loss as possible.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

c) INSS (National Institute of Social Security)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc.. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible.

d) PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by the companies’ legal advisors.

In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

e) COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level, which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the companies’ legal advisors.

In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,315. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

f) Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency (SRF) for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951. The Company’s Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

On June 30, 2005 and December 31, 2004, the Company had a provision of R$5,541, related primarily to legal proceeding of the subsidiary Vésper S.A. seeking the non-payment of CPMF taxes on the conversion of certain foreign exchange contracts.

Additionally, the subsidiaries Vésper S.A and Vésper São Paulo S.A. filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of these subsidiaries and that of their legal counsels, the chances of loss in these cases have been classified as probable totaling R$1,658 as of June 30, 2005 (R$1,638 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

g) Withholding income tax on remittances to foreign telecommunications companies

Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid and recognized as expense in the first quarter of 2003.

Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3. Civil contingencies

	Consolidated

	Probable		Possible

Claims	June	December	June	December
	30, 2005	31, 2004	30, 2005	31, 2004

Disputes with local operators (a)	2,608	2,000	43,349	43,349
ANATEL and public institutions (b)	27,702	13,004	63,335	63,267
Disputes with third parties (c)	135,841	276,532	77,408	84,732

Total	166,151	291,536	184,092	191,348

a) Disputes with local operators

In November 2004, due to the agreements executed separately by Embratel and each one of the local operators (Note 31), the parties required the extinguishment of all legal suits and the charges which aimed the judgment against Embratel for the payment of amounts arising from interconnection contracts executed with the respective local operators.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,608 (R$2,000 on December 31, 2004). In another collection lawsuit in the amount of R$43,349, Embratel and its legal advisors believe that the chances of loss are possible.

b) Contingencies related to ANATEL and other public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,637, which are awaiting sentence. In another lawsuit, the state of Rio de Janeiro has filed a tax execution in a historical amount of R$8,500.

Embratel’s Management and its legal counsel assess the chances of loss as possible in the penalty required by Anatel and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsel assess the chances of loss as probable. The updated amount totals R$9,424 (R$8,500 on December 31, 2004).

b.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed PADO’s against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

The respective subsidiaries report on the quality targets established by the plan through consolidated information provided by the areas responsible for the information being evaluated. When the targets are not attained, penalties are applied on based on initiation, instruction, processing and disclosure of definitive decision from the PADO's.

Despite the fact that the non-accomplishment of a certain goal might be considered a confession of its transgression, the company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

In spite of this, due to the opinion of these subsidiaries’ Managements and respective legal counsels, the chances of loss related to the PADO's of subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. were classified as probable and therefore provisions have been recorded in the amounts of R$14,105, R$1,806 and R$2,367, as of June 30, 2005 (R$2,161 and R$2,343 as of December 31, 2004, in Vésper S.A. and Vésper São Paulo, respectively).

In relation to the subsidiary Embratel’s fines of R$10,698 (January to June 2000 and October 2000), the chances of loss were classified as possible.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary Vésper S.A., as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim. Due to the understanding of Management of the subsidiary Vésper S.A. and that of its legal advisors on this matter, the chances of loss in this case are possible.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

c) Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an amount, updated by exchange variation, of R$20,187 (R$22,798 on December 31, 2004).

Similarly, the subsidiary Vésper São Paulo S.A. was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary Vésper São Paulo S.A. recorded a provision for an updated amount of R$4,332 (R$4,792 on December 31, 2004).

The subsidiaries Vésper São Paulo S.A. and Vésper S.A. recorded a provision related to judicial disputes with third parties in the amount of R$2,869 on June 30, 2005 (R$5,980 on December 31, 2004). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. Suits with losses classified as possible, amount to R$6,189 (R$23,434 as of December 31, 2004).

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$26,037 (R$19,383 as of December 31, 2004). In the opinion of the Management of Embratel, the chances of loss are probable in the total amount of R$62,310 (R$45,116 as of December 31, 2004).

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passageways for telecommunications equipment, the subsidiaries Embratel and Vésper S.A. filed a lawsuit and an injunction was granted. The subsidiaries Embratel and Vésper S.A. and its legal counsels understand that the chances of loss are remote.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

The subsidiary CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the Management of the subsidiary and its legal counsels on this matter, the chances of loss are probable in the total amount of R$375.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management and its legal counsels the chances of loss in these cases are possible.

Due to the unfavorable decisions of agreements reached, and, considering the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$22,874 (R$27,011 as of December 31, 2004). The suits in which losses were classified as possible amount to R$45,671 (R$42,053 as of December 31, 2004).

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s Management and its legal advisors classified the chances of loss as probable, in the amount of R$6,502 (R$5,500 as of December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

In the other condemnatory lawsuits of several natures, considering the late stage of the referred lawsuits and the opinion of legal advisers, Embratel understands that the probability of an unsuccessful outcome may be considered as probable, and the related updated amounts total R$16,392 (R$164,960 on December 31, 2004). Other suits, considered as possible losses, total R$21,103 (R$14,800 on December 31, 2004), of which R$10,835 have been deposited in court.

The subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A., and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25. Actuarial Liabilities – Telos

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Direct Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

The sponsor contribution rate referring to the old plan (defined benefit plan) for the first half year ended June 30, 2005 and for the year ended December 31, 2004 is 19.8%, of the salary of the participants enrolled in this plan (7 participants on June 30, 2005). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

After privatization, the subsidiary Embratel introduced a defined contribution plan, through Telos, which has been reviewed by the Federal Government and was approved on November 19, 1998 and was also sponsored by the subsidiary Star One beginning November 1, 2000. The new employees are automatically enrolled in the new plan and any enrollment in the defined benefit plan was interrupted.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary Embratel and Telos, and approved by the Brazilian pension’s regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of June 30, 2005, the outstanding balance payable to Telos amounts to R$155,586 (R$174,086 on December 31, 2004).

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

The above mentioned pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, on December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. On June 30, 2005, this liability amounted to R$282,739 (R$265,020 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

Reconciliation of the assets and liabilities acknowledged in the financial statements of June 30, 2005:

			Defined
	Defined		contribution		Medical
	benefit plan		plan		Insurance
	(PBD)		(PCD) (2)		(AMAP)

Actuarial liabilities - present value	(1,113,244)		(1,438,513)		(381,578)
Fair value of the plan assets	1,179,259		1,457,408		56,030

Present value of the liabilities in excess of the fair
value of the assets	66,015		18,895		(325,548)
Actuarial (gains) or losses unrecognized	7,978		(47,818)	(2)	42,809
Actuarial assets unrecognized by the subsidiary
Embratel	(73,993)	(1)	(126,663)	(3)	-

Net actuarial liabilities	-		(155,586)		(282,739)

(1)
Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.

(2)
This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.

(3)
Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, the subsidiary Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2003	393,245

Charges and interest on actuarial liabilities	90,450
Actuarial adjustment – CVM Resolution No. 371	26,204
Payment of debt surplus – January to April 2003 – PDI	(15,683)
Monetary restatement of debt surplus – January to April 2003 – PDI	270
Payments made in the period (defined contribution plan)	(55,380)

Actuarial liability as of December 31, 2004	439,106

Charges and interest on actuarial liabilities	4,194
Actuarial adjustment – CVM Resolution No. 371	17,716
Payments made in the period (defined contribution plan)	(22,691)

Actuarial liability as of June 30, 2005	438,325

Current	65,893

Non-current liabilities	372,432

Main actuarial assumptions used:

a) Economic assumptions

(i)	Discount rate for present value of actuarial liability	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11,3% p.a.
(iii)	Average salary increase, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a.
(PBD and AMAP)
Inflation + 2.0% p.a. = 7.1% p.a.
(PCD)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98 (1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)
The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b) Biometric assumptions

(i)	Table of general mortality rate	UP-94 and two years aggravation
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer disability onset chart
(iv)	Turnover	Not used (PBD and AMAP)

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

26. Shareholders’ Equity

a) Capital stock

The Company conclude the capital increase on May 3, 2005, approved by the Board of Directors at the meeting held on February 3, 2005 and ratified on February 23, 2005.

The authorized capital on June 30, 2005 corresponds to 1 trillion common or preferred shares and on December 31,2004 corresponds to 700 billion common or preferred shares. The subscribed and fully paid-in capital stock for the first half year June 30, 2005 amount to R$4,096,713 (R$2,273,913 on December 31, 2004) comprised of 758,306,004 thousand shares (334,399,028 thousand shares), without par value and distributed as follows (in thousand share lots): 282,027,682 common shares (124,369,031 on December 31, 2004) and 476,278,322 preferred shares (210,029,997 on December 31, 2004). The book value per share of the outstanding shares as of June 30, 2005 (757,066,547 thousand shares) and on December 31, 2004 (332,964,465 thousand shares) is R$8.57 and R$13.59, respectively per thousand share lot, expressed in reais.

b) Revenue reserves

b.1) Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

b.2) Unrealized earnings reserve

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiary Embratel.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01, in excess of realized net earnings for the year. Therefore, the amounts of the reserve constituted as from the issuance of Law No. 10,303/01 represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

b.3) Reserve for investments

On December 31, 2004, the accumulated losses were absorbed by the investment reserve.

c) Treasury shares

On June 30, 2005, the Company held 1,239,457 thousand of its own preferred shares in treasury (1,434,563 thousand preferred shares on December 31, 2004). In the first semester of 2005, 195,105 lots of one thousand shares were sold. The balance of treasury shares on June 30, 2005 is R$14,013 (R$16,218 on December 31, 2004).

The market value per thousand shares lot at the end of the first semester of 2005, expressed in reais, was R$4.88.

d) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

In December 2004, the Company presented adjusted loss for dividends distribution purposes.

On December 31, 2004 the subsidiary Embratel recorded R$57,227 of interest on capital receivable and R$93,024 of dividends receivable, credited by the subsidiary Star One. Therefore, the subsidiary Star One’s retained earnings were fully distributed to its shareholders.

e) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

Number of purchase options of preferred shares (thousand share lot)

Open options as of December 31, 2003	8,731,080

Options offered in 2004	152,500
Options cancelled in 2004	(99,846)
Options sold in 2004	(1,615,240)

Open options as of December 31, 2004	7,168,494

Options cancelled in 2005	(239,101)
Options sold in 2005	(195,105)

Open options as of June 30, 2005	6,734,288

Weighted average exercise price of the purchase options on June 30,
2005 (per thousands of shares, expressed in reais)	6.70

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the period, net for the half year period ended June 30, 2005 would decrease by R$1,777, totaling R$135,162.

f) Reconciliation of net income (loss) of the Company to those of the Consolidated Financial Statements

The difference between net income of the Company and the consolidated results, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$94 during the semester ended June 30, 2005 (R$2,055 as of December 31, 2004).

g) Advances for future capital increases (“AFAC”)

On March 16, 2005 there was an advance for future capital increase of R$294,920, made by the Startel Participações Ltda., being fully capitalized on the second quarter of 2005, in addition to resources advanced during this period.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of reais, except when mentioned otherwise)

27. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	June	December
	30, 2005	31, 2004

ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	47	137
Telmex – Brazil	860	5,494
BSE	962	578
ATL	6,046	1,418
Stemar	2,271	1,067
BCP	926	282
Tess	2,034	1,097
Telet	3,449	549
Albra	32	7
Americel	1,054	49

Accounts receivable (call center)
BSE	175	433
ATL	2,264	3,203
BCP	282	463
Tess	398	459
Telet	1,311	650
Americel	587	320

Foreign administrators (telephone traffic)
Telmex – México	1,961	2,254
Telmex – Chile	612	133
Telmex – Argentina	802	389

Related parties
Telmex USA	721	-
Telmex – Brasil (loan) (1)	-	565
Stemar	1,061	223

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	June	December
	30, 2005	31, 2004

LIABILITIES
Current
Accounts payable (telephone traffic)
Telmex – Brasil	2,274	4,425
Telet	1,111	2,874
Americel	2,249	6,478
Tess	2,530	6,320
Algar	666	7,784
BCP	2,715	10,438
BSE	475	5,569
Stemar	92	2,816
Albra	499	1,721
ATL	255	974
Techtel	-	6

Foreign administrators (telephone traffic)
Telmex México	2,336	1,654
Telmex Chile	648	255
Telmex Argentina	558	319

Other Liabilities
Telmex USA	164	-

Loans – Banco Inbursa (2)	59,471	133,401

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of Brazilian reais, unless otherwise indicated)

	Consolidated

	June	December
	30, 2005	31, 2004

INCOME STATEMENTS
Operating income
Domestic traffic
Telmex – Brazil	21,353	14,017
BSE	9,467	4,105
ATL	42,632	17,117
Stemar	5,461	1,775
BCP	10,203	4,992
TESS	14,320	7,651
Telet	31,997	9,998
Albra	8,126	6,313
Americel	25,512	13,980
International traffic
Telmex – México	1,605	1,770
Telmex – Argentina	865	432
Telmex – Chile	535	137
Techtel	24	51
Call Center
BSE	1,488	433
ATL	6,073	3,854
Stemar	2,527	223
BCP	1,349	463
TESS	944	458
Telet	4,506	650
Americel	3,762	320

Cost of services provided
Domestic traffic
Telmex – Brazil	(6,315)	(3,924)
Albra	(8,332)	(4,524)
Algar	(25,422)	(23,108)
Americel	(17,139)	(15,773)
BCP	(42,470)	(41,596)
BSE	(25,178)	(15,433)
Stemar	(7,613)	(4,906)
Telet	(34,073)	(12,207)
Tess	(18,228)	(19,201)
ATL	37	(2,770)
International Traffic
Techtel	(97)	(140)
Telmex – México	(1,803)	(1,079)
Telmex – Argentina	(612)	(254)
Telmex – Chile	(449)	(261)

General and administrative
ATL	(122)	(112)

Financial
Interest on borrowings – Inbursa Bank (2)	(15,475)	(681)
Interest on loan – Telmex – Brazil (1)	25	-

(1)	Interest rate: SELIC – Special System for Settlement and Custody Maturity of principal: January 30, 2005

(2)	Interest rate: three month Libor + spread of 1.2% Maturity of principal: November 11, 2005 Guarantee: promissory note

On the Company’s balance, there was only the loan started on August 31, 2004 with the subsidiary Palau Telecomunicações Ltda., that was fully paid on May 25, 2005 on the amount of R$49,955, whose liability on December 31, 2004 was of R$49,254.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of Brazilian reais, unless otherwise indicated)

28. Insurance (unaudited)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

a) Subsidiary Embratel

On June 30, 2005, the subsidiary Embratel had Operating Risk type insurance policies for the total risk amount of R$9,564,976, and maximum indemnity limit equal to R$778,160, including own equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b) Subsidiary Star One

All earth station equipment is insured at its approximate replacement values. The insurance of the satellites B3 and B4 was renewed through June 30, 2006. The following table shows the amounts insured and the net book value of the satellites at June 30, 2005 (in local currency equivalent to the US dollar amount insured at June 30, 2005):

Satellite	Average amount insured (*)	Net book value

B1	-	-
B2	-	-
B3	87.752	-
B4	148.957	22.461

(*)	Ptax at June 30, 2005 = US$ 1.00 = R$ 2.3504.

c) Subsidiaries Vésper São Paulo S.A. and Vésper S.A. (amounts expressed in local currency equivalent to the amount in US dollars insured as of June 30, 2005)

On June 30, 2005, these subsidiaries had Operational Risk insurance, which called for coverage of loss of profits. The total coverage of the Operational Risk policy is R$1,514,003 and the maximum limit of indemnity is equal to R$450,088.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of Brazilian reais, unless otherwise indicated)

29. Director’s Fees

During the period ended June 30, 2005 and December 31, 2004, director’s fees were recorded as Operating Expenses in the amount of R$230 and R$213, respectively (consolidated R$4,746 on June 30, 2005 and R$38,358 on December 31, 2004).

30. Commitments with ANATEL (unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of the subsidiary Embratel:

	Position in
	June	Target for
Indicator	2005	2005

Rate of international long distance calls completed in each period of the greatest conventional switching telephone services (target in 2004: 70%)
Morning	69.7%	70.0%
Daytime	70.5%	70.0%
Nighttime	68.7%	70.0%
Rate of domestic long distance calls completed in each period of the greatest conventional switching telephone services (target in 2004: 70%)
Morning	71.8%	70.0%
Daytime	72.7%	70.0%
Nighttime	71.3%	70.0%
Rate of calls completed to telephone answering services of up to 10 seconds per period of greatest conventional switching telephone serviced (target in 2004: 94%)
Morning	97.0%	94.0%
Daytime	96.9%	94.0%
Nighttime	96.4%	94.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2004:
10)	4.6	10
Number of accounts with complaints of errors in each 1000 (target in 2004: 2)	0.2	2
Number of Telephones in public use (TUP) in service	1,399	(1)

Notes:

(1)	There is no regulation, one target established for the indicator.
(2)	All data shown above can be found in the ANATEL site.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of Brazilian reais, unless otherwise indicated)

31. Agreement with Operators

In November 2004, the Company formalized and agreement with the operators of the Telemar and Brasil Telecom groups to settle administrative, legal and business disputes arising among the parties over the past several years, establishing guidelines and commitments that will govern their relationships as from that date. As a result, a gain of R$48,730 (approximately R$21 million on December 31, 2004) was recorded in the consolidated statement of income for the period June 30, 2005, net of taxes, mainly as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits, accounts payable and accrued expenses, other operating income (expenses), net and income tax and social contribution expenses. The Company’s Management believes that this agreement will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

32. Subsequent Event

a) Acquisition of Primesys Soluções Empresariais S.A. (“Primesys”)

On August 5, 2005, the subsidiary Embratel entered a share purchase agreement with Portugal Telecom do Brasil S.A. (“PT Brasil”) by which PT Brasil will transfer to the subsidiary Embratel the total amount of shares representing 100% of the capital of Primesys, and all the rights resulting from and pertaining to those shares, upon receipt by PT Brasil of R$231,250 from the subsidiary Embratel, after the fulfillment of precedent conditions, among which is the pre-approval from Anatel. The amount will be monetarily corrected by the accumulated variation of the average rate of the Interbank Deposits – DI, calculated and disclosed by CETIP –Interbank Rate (CETIP-Taxa DI), as of the transaction closing date, as defined in the share purchase agreement.

b) Acquisition of Telmex do Brasil Ltda (“TDB”) and Net Serviços de Comunicação S.A. (“NET”)

The Company’s management concluded studies and confirmed the viability and the interest of the acquisition of the total capital stock of TDB and a corporate stake corresponding to 37.1% of the capital stock of NET, owned by Telmex

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and December 31, 2004
(In thousands of Brazilian reais, unless otherwise indicated)

These acquisitions should be implemented through the merger of the companies Atlantis Holdings do Brasil Ltda.(‘Atlantis’), a limited liability company, holder of the total shares representing the capital of TDB and Latam Brasil Participações S.A. (‘Latam Brasil’), a stock corporation, holder of shares representing 37.1% of the capital stock of NET.

This merger will be proposed in an extraordinary general meeting to occur on October 24, 2005, in which the Company will receive, for their respective book values, the total assets, rights and obligations of these companies, amounting to R$978,227 and in a consequent increase in its capital stock by the same value through the issue of 230,452,649,971 new ordinary shares.

The Company’s capital stock will be divided into 988,758,654,307 registered shares without face value, comprising 512,480,331,944 common shares and 476,278,322,363 preferred shares.

The quota holders of Atlantis will receive, in exchange 100% of their shares, a total of 186,512,208,082 and 43,940,441,888 common shares issued by the Company, respectively, which will be entitled to the same rights and advantages attributed to the common shares issued by the Company already in circulation and which will share in the net income of the current financial year , proportionally as of their date of issuance, therefore exchanging 219,1087 and 35.1075 common shares issued by the Company, respectively, for each share of the capital stock of these companies, cancelled as a result of the merger.

Anatel, which has been previously consulted, has stated that the terms and conditions for the merger are in accordance with the applicable law, and that all required approvals have been obtained. Therefore, the merger does not depend upon any other governmental approval.

c) Agreement with operators

In September 2005, the subsidiary Embratel reached an agreement with Telefônica, settling historical pending items between the parties. As a result, some accounts were impacted, but the net impact on this subsidiary’s cash position will be insignificant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.